GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road

Greenwood Village, CO 80111

November 17, 2011

Via Edgar Correspondence

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great-West Life & Annuity Insurance Company (“Registrant”)

Pre-Effective Amendment No. 1 to Registration Statement on Form S-1

File No. 333-175423

Commissioners:

Registrant and GWFS Equities, Inc. (“Underwriter”), as principal underwriter of the Certificates that are the subject to the above-referenced Registration Statement, each hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the Registration Statement effective on December 1, 2011 or as soon prior to or thereafter as practicable.

To our knowledge, no distribution of copies of the Registration Statement or the prospectus included therein has been made to prospective investors. Distributions thereof have been made only for purposes of internal use by Registrant and for regulatory filings.

Registrant and Underwriter each submit that this request satisfies the standards of Rule 461 and is consistent with the public interest and the protection of investors.

Registrant and Underwriter each acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Great-West Life & Annuity Insurance Company	GWFS Equities, Inc.

By:	By:

/s/ Christopher Bergeon	/s/ Mary Maiers
Christopher Bergeon	Mary Maiers
Vice President	Vice President and Investments
Compliance Officer

cc:	Patrick F. Scott

Office of Insurance Products